Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF COMBINED FIXED CHARGES AND

PREFERENCE DIVIDENDS TO EARNINGS

Sunstone Hotel Investors, Inc. and Predecessor (1)

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

(numbers in thousands, except ratio amounts)

	Nine Months Ended September 30, 2008	Nine Months Ended September 30, 2007	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003
	(unaudited)	(unaudited)
Earnings

Earnings from Continuing Operations	$28,857	$29,480	$52,902	$30,846	$21,221	$(12,736)	$(19,092)
Equity in (earnings) losses of unconsolidated joint ventures	1,545	2,227	3,588	(140)	—	—	—
Interest Expense and amortization of deferred financing fees	73,770	68,233	93,110	80,133	48,913	48,179	41,831

Total	$104,172	$99,940	$149,600	$110,839	$70,134	$35,443	$22,739

Fixed Charges

Interest Expense and amortization of deferred financing fees	$73,770	$68,233	$93,110	$80,133	$48,913	$48,179	$41,831
Preferred Dividends	15,697	15,562	20,795	19,616	10,973	—	—

Total	$89,467	$83,795	$113,905	$99,749	$59,886	$48,179	$41,831

Ratio	1.16	1.19	1.31	1.11	1.17	0.74	0.54

Deficiency	$—	$—	$—	$—	$—	$(12,736)	$(19,092)

(1)	Financial information for the Predecessor is presented for the year ended December 31, 2003 and for the period January 1, 2004 through October 25, 2004 which is included in the year ended December 31, 2004.